SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Shares Buyback of Its Own Shares,
Upon Options Transactions

São Paulo, September 8, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL the “Company”),(S&P/Fitch: BB-/BB-,Moody’s: B1), the largest low-cost and low-fare airline in Latin America, announces that, on this date, the Company’s Board of Directors authorized the Company’s own shares to be traded upon purchase of call options (“calls”) and launching of put options (“puts” and, collectively, “Options”) referenced on Company’s shares, for purposes of being either cancelled, held as treasury stock or disposed of, under the terms of CVM Instruction no. 290, dated July 08, 2003 (“CVM Instruction 390”), pursuant to the conditions below:

The amount of call or put options to be launched or purchased corresponds to up to 9.318.349 preferred and registered shares issued by the Company, with no face value, representing up to 10% of the outstanding shares. The Options exercise prices and the form of settlement thereof (which may be exclusively of financial type) shall be defined from time to time by the board of executive officers based on the maturity date of each series launched or purchased and on the financial models applicable in such cases.

The maximum term for the transactions authorized herein to be carried out is one hundred and eighty (180) days counted from 09/09/2011, that is, during the period from 09/09/2011 until 03/09/2012 and the maturity date of the Options shall not exceed 365 days counted from the date of each transaction.

The transactions shall be carried out at the BM&FBOVESPA, and shall be intermediated by the following financial institutions:

  SANTANDER CCVM S/A., com sede na Av. Presidente Juscelino Kubitschek, 2.235, 24º andar, São Paulo, SP;

  DEUTSCHE BANK CORRETORA DE VALORES S/A, com sede na Av. Brigadeiro Faria Lima 3.900, 13º andar, São Paulo, SP e

  MERRILL LYNCH S/A CTVM, com sede na Av. Brigadeiro Faria Lima, 3.400, cj. 161, São Paulo, SP.

About GOL Linhas Aéreas Inteligentes S.A.
Contact

Investor Relations
Leonardo Pereira – CFO
Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter:
www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B M&FBOVESPA: GOLL 4), (S&P/Fitch: BB-/BB-, Moody`s : B1), the larges t low-cost and low-fare airline in Latin Americ a, offers m ore than 940 daily flights to 63 des tinations that c onnec t all the im portant c ities in Brazil and 13 m ajor des tinations in South Am eric a and Caribbean. The Com pany operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safes t and m ost c om fortable of its c las s , with high aircraft utilization and efficienc y levels. Fully c om m itted to s eeking innovative s olutions through the us e of c utting-edge technology, the Com pany - via its GOL, VARIG, GOLLOG, S MILES and VoeFácil brands - offers its clients eas y paym ent facilities, a wide range of com plem entary services and the bes t cost-benefit ratio in the m arket.

T h i s r e l e a s e c o n t a i ns fo r w a r d - l o o k i n g s t a t e me n ts r e l a t i n g t o t h e p r o s p e c ts of t h e b u s i n es s , es t i ma t es f o r o p e r a ti n g a n d f i n a nc i a l r e s u l ts , a n d t h o s e r e l a t ed t o g r o w t h p r o s p e c t s o f G O L . T h e s e a r e me r e l y p r o j e c t i o ns a n d , a s s u c h, a r e b as e d ex c l u s iv e ly o n t h e e x p e c t a t i o ns o f G O L ’s ma n a g e m e n t c o n c e r n i n g t h e f u t u r e of t h e b u s i n e s s a n d i ts c o n t i n u ed a c c es s t o c a p i t a l t o f u nd t h e C o mp a n y ’s b u s i n e s s p l a n . S uc h f o r w a r d - l o o k i n g s t ate me n t s d e p e n d , s u b s t a n t i a l ly , o n c h a ng e s i n ma r k e t c o n d i tio n s , g ov e r n me n t r e g u l a t i o n s , c o mp e t i ti v e pr e s s u r e s , t h e p e r f o r ma n c e o f t h e B r a zi l i a n e c o n o my a n d t h e i n d us t ry , a mo n g o t h e r f ac t o rs an d r i s k s d is c l os e d i n G O L ’s f i l e d d i s c l o s u r e d o c u me n t s a n d a r e , t h er e f o r e , s u b j ec t t o c h a n g e w i t h o u t p r i o r n o ti c e .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 08, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.